NEW GOLD REPORTS 2021 SECOND QUARTER RESULTS
Provides Update on 2021 Operational Outlook

(All amounts are in U.S. dollars unless otherwise indicated)

August 11, 2021 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports second quarter results for the Company as of June 30, 2021. The Company will host a conference call and webcast today at 8:30 am Eastern Time to discuss the second quarter consolidated results and 2021 operational outlook (details are provided at the end of this news release). For detailed information, please refer to the Company's Second Quarter Management's Discussion and Analysis (MD&A) and Financial Statements that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

"The second quarter saw our operations perform well, and the Company remains on track to deliver an improved second half of the year," stated Renaud Adams, President & CEO. "I am especially proud of the free cash flow generated in the quarter even at our planned lower grade. While Rainy River experienced challenges in July, the mine has reached an inflection point and I expect it to contribute meaningful free cash flow going forward."

"During the quarter we continued to advance several key catalysts for the Company's future growth. Development of the decline towards the Intrepid underground ore zone at Rainy River continues to advance ahead of schedule, and C-Zone development at New Afton continues to advance on plan. We continue to seek ways to further optimize the performance at our operations and generate additional value for our shareholders," added Mr. Adams.

Consolidated Second Quarter Highlights

- Total production for the quarter was 105,705 gold equivalent[1] ("gold eq.") ounces (66,989 ounces of gold, 240,029 ounces of silver and 18.2 million pounds of copper). For the six-month period ended June 30, 2021, production was 201,731 gold eq.[1] ounces (133,639 ounces of gold, 427,253 ounces of silver and 32.0 million pounds of copper).
- Revenues for the quarter were $198 million.
- Operating expense for the quarter was $913 per gold eq. ounce.
- Total cash costs[2] for the quarter were $977 per gold eq. ounce.
- All-in sustaining costs[2] for the quarter were $1,551 per gold eq. ounce.
- Average realized gold price[2] of $1,817 per ounce and average realized copper price[2] of $4.43 per pound.
- Net loss for the quarter was $16 million ($0.02 per share).
- Adjusted net earnings[2] for the quarter were $27 million ($0.04 per share).
- Cash generated from operations for the quarter was $110 million ($0.16 per share). Cash generated from operations for the quarter, before changes in non-cash operating working capital[2], was $85 million ($0.12 per share).
- Free cash flow[2] generated for the quarter was $21 million.
- At the end of the quarter, the Company had a cash position of $138 million and a strong liquidity position of $464 million.

2021 Operational Outlook

At Rainy River in the second half of the year, the mine returns to higher-grade areas of the pit (433, HS and ODM zones). However, in July 2021, production was primarily from the eastern area of the ODM zone ("East Lobe") and realized gold grade from this area was below the expected gold grade in this period. East Lobe represents approximately 50% of planned production for the second half of 2021. If realized gold grade continues to track below expected gold grade, it would negatively impact the amount of ounces we expect to produce in the second half of 2021. The extent of the impact is not yet known but there is a risk that Rainy River may not achieve the lower end of its gold equivalent[1] production guidance range of 275,000 to 295,000 ounces or the high end of its all-in sustaining costs[2] guidance range of $1,125 per gold eq. ounce to $1,225 per gold eq. ounce. Management continues to assess the extent and impact of the lower gold grade from East Lobe, including additional reverse circulation drilling, and intend to provide updated information when available. The remaining high-grade areas that are planned to be mined during the second half of 2021, reconcile well with the resource block model, consistent with historical results.

At New Afton B3 production commenced in June following receipt of the Mines Act Permit on May 25, 2021, and will advance through the second half of the year. With the permit having been received later than anticipated, grades are expected to be lower in the second half of the year and New Afton is reviewing potential changes to its mine plan. As a result, New Afton's gold production is expected to be at the lower end of the guidance range of 52,000 to 62,000 ounces and copper production is expected to be at the mid-point of the guidance range of 56 to 66 million pounds. New Afton is currently on track to meet its gold equivalent[1] production guidance range of 165,000 to 195,000 ounces and all-in sustaining costs[2] are expected to be at the higher end of the cost range of $1,225 per gold eq. ounce to $1,325 per gold eq. ounce. With current metal prices significantly above reserve pricing, New Afton is evaluating potential for additional short-term extraction opportunities below the current reserve cut-off grades.

Based on current information, the Company is expecting to achieve the lower end of the annual consolidated gold equivalent[1] production guidance range of 440,000 to 490,000 ounces and consolidated all-in sustaining costs[2] are expected to be at the higher end of the range of $1,230 per gold eq. ounce to $1,330 per gold eq. ounce, although achieving these ranges may be impacted by the extent of the lower gold grade from Rainy River's East Lobe.

Consolidated Financial Highlights

	Q2 2021	Q2 2020	H1 2021	H2 2020
Revenue ($M)	**198.2**	128.5	**363.1**	270.8
Net (loss) earnings, per share ($)	**(0.02)**	(0.07)	**—**	(0.11)
Adj. net earnings (loss), per share ($)[2]	**0.04**	—	**0.05**	(0.03)
Operating cash flow, per share ($)	**0.16**	0.08	**0.24**	0.15
Adj. operating cash flow, per share ($)[2]	**0.12**	0.08	**0.22**	0.15

- Revenues for the quarter were $198 million and $363 million for the six-month period ended June 30, 2021, an increase compared to the prior-year periods due to higher sales volumes and higher gold and copper prices.

- Operating expenses for the quarter and six-month period ended June 30, 2021, were higher than the prior-year periods due to the strengthening of the Canadian dollar, costs related to the ramp-up of operations at New Afton in the first quarter, and the prior-year benefitting from the Canada Emergency Wage Subsidy.

- Net loss for the quarter was $16 million ($0.02 per share) and net earnings were $1.0 million ($nil per share) for the six-month period ended June 30, 2021, an improvement compared to the prior-year periods primarily due to higher revenue, partially offset by higher operating expenses, the loss on revaluation of the New Afton free cash flow interest obligation, and the loss on the revaluation of investments. Additionally, the prior-year period included an impairment loss on the reclassification of Blackwater as an asset held for sale.

- Adjusted net earnings[2] for the quarter were $27 million ($0.04 per share) and $35 million ($0.05 per share) for the six-month period ended June 30, 2021, an increase compared to the prior-year periods primarily due to higher revenues partially offset by higher costs.

Consolidated Operational Highlights

	Q2 2021	Q2 2020	H1 2021	H1 2020
Gold eq. production (ounces)[1]	105,705	98,079	201,731	201,514
Gold eq. sold (ounces)[1]	104,221	91,390	196,039	195,326
Gold production (ounces)	66,989	64,294	133,639	131,084
Gold sold (ounces)	68,184	60,853	131,723	129,626
Copper production (Mlbs)	18.2	16.9	32.0	35.4
Copper sold (Mlbs)	16.9	15.3	30.2	33.0
Average realized gold price, per ounce[2]	1,817	1,516	1,803	1,485
Average realized copper price, per pound[2]	4.43	2.51	4.17	2.54
Operating expense, per gold eq. ounce	913	726	964	799
Total cash costs, per gold eq. ounce[2]	977	773	1,019	849
Depreciation and depletion, per gold eq. ounce	495	445	496	478
All-in sustaining costs, per gold eq. ounce[2]	1,551	1,283	1,551	1,370
Sustaining capital and sustaining leases ($M)[2]	49.2	41.1	87.1	90.2
Growth capital ($M)[2]	33.2	11.4	51.8	30.4

Rainy River

Operational Highlights

Rainy River Mine	Q2 2021	Q2 2020	H1 2021	H1 2020
Gold eq. production (ounces)[1]	55,163	49,633	111,676	100,739
Gold eq. sold (ounces)[1]	57,304	47,873	110,881	101,411
Gold production (ounces)	52,901	48,800	107,557	99,181
Gold sold (ounces)	55,062	47,064	106,857	99,846
Average realized gold price, per ounce[2]	1,817	1,514	1,802	1,483
Operating expense, per gold eq. ounce	974	890	989	980
Total cash costs, per gold eq. ounce[2]	974	890	989	980
Depreciation and depletion, per gold eq. ounce	670	646	653	654
All-in sustaining costs, per gold eq. ounce[2]	1,524	1,567	1,554	1,666
Sustaining capital and sustaining leases ($M)[2]	29.8	30.9	59.1	66.6
Growth capital ($M)[2]	3.7	0.1	5.0	0.2

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Tonnes mined per day (ore and waste)	126,512	145,701	158,638	150,767	158,556
Ore tonnes mined per day	23,101	36,515	42,918	35,681	36,256
Operating waste tonnes per day	72,575	62,818	73,921	65,643	71,124
Capitalized waste tonnes per day	30,836	46,368	41,799	49,442	51,176
Total waste tonnes per day	103,411	109,186	115,720	115,085	122,300
Strip ratio (waste:ore)	4.48	2.99	2.70	3.23	3.37
Tonnes milled per calendar day	23,880	26,998	26,999	26,301	25,349
Gold grade milled (g/t)	0.78	0.88	0.93	0.80	0.82
Gold recovery (%)	89	89	90	89	87
Mill availability (%)	90	90	94	89	88
Gold production (ounces)	48,800	63,004	66,734	54,656	52,901
Gold eq. production (ounces)[1]	49,633	64,221	68,241	56,513	55,163

- Second quarter gold eq.[1] production was 55,163 ounces (52,901 ounces of gold and 162,879 ounces of silver). Lower gold grades were expected during the first half of the year as mining operations were focused on stripping to bring pit walls to the final pit limit. The 11% increase compared to the prior-year period is due to higher tonnes processed and higher gold grades. For the six-month period ended June 30, 2021, gold eq.[1] production was 111,676 ounces (107,557 ounces of gold and 296,609 ounces of silver), an increase over the prior-year period due to higher tonnes processed, with the prior-year period including a two-week voluntary shutdown due to COVID-19.

- Operating expense and total cash costs[2] were $974 per gold eq. ounce for the quarter, an increase over the prior-year period due to the strengthening of the Canadian dollar and the prior-year period benefitting from the Canadian Wage Subsidy. These two items increased costs by approximately $200 per gold eq. ounce in the quarter and were partially offset by improved operational and cost performance, and higher sales volumes. For the six-month period ended June 30, 2021, operating expense and total cash costs[2] were $989 per gold eq. ounce, an increase over the prior-year period due to the strengthening of the Canadian dollar, and the receipt of the Canadian Wage Subsidy in the prior-year period.

- Sustaining capital and sustaining lease[2] payments for the quarter were $30 million, including $14 million of capitalized mining costs. Sustaining capital spend during the quarter primarily included the advancement of the planned annual tailings dam raise and capital maintenance. For the six-month period ended June 30, 2021, sustaining capital and sustaining lease[2] payments were $59 million, including $27 million of capitalized mining costs.

- All-in sustaining costs[2] were $1,524 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to higher sales volumes partially offset by higher total cash costs. For the six-month period ended June 30, 2021, all-in sustaining costs[2] were $1,554 per gold eq. ounce, a decrease over the prior-year period primarily due to higher sales volumes and lower sustaining capital spend.

- Growth capital[2] for the quarter was $4 million and $5 million for the six-month period ended June 30, 2021, relating to the development of the underground Intrepid zone. During the quarter, development of the decline towards the Intrepid underground ore zone advanced 616 metres.

- The open pit mine achieved 158,556 tonnes mined per day during the quarter, a 5% increase over the prior quarter, and exceeding the 2021 target of ~151,000 tonnes per day. Approximately 3.3 million ore tonnes and 11.1 million waste tonnes (including 4.7 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.37:1. As planned, during the second half of the year, the strip ratio is expected to decrease.

- The mill processed 25,349 tonnes per day for the quarter, lower than the prior period, due to unplanned maintenance activities performed at the mill during the quarter impacting mill availability and operating time. The mill is expected to operate at 27,000 tonnes per day in the second half of the year. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.82 grams per tonne at a gold recovery of 87%. Mill availability for the quarter averaged 88%.

- There are currently no active cases of COVID-19 at the Rainy River Mine. Rainy River has implemented measures to mitigate and limit the spread of COVID-19 to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. For more information see: http://newgold.com/covid-19/.

New Afton Mine

Operational Highlights

New Afton Mine	Q2 2021	Q2 2020	H1 2021	H1 2020
Gold eq. production (ounces)[1]	50,542	48,446	90,055	100,775
Gold eq. sold (ounces)[1]	46,917	43,517	85,157	93,915
Gold production (ounces)	14,088	15,494	26,082	31,903
Gold sold (ounces)	13,122	13,789	24,866	29,780
Copper production (Mlbs)	18.2	16.9	32.0	35.4
Copper sold (Mlbs)	16.9	15.3	30.2	33.0
Average realized gold price, per ounce[2]	1,817	1,520	1,809	1,490
Average realized copper price, per pound[2]	4.43	2.51	4.17	2.54
Operating expense, per gold eq. ounce	840	545	932	604
Total cash costs, per gold eq. ounce[2]	981	644	1,058	707
Depreciation and depletion, per gold eq. ounce	274	217	284	280
All-in sustaining costs, per gold eq. ounce[2]	1,402	881	1,396	962
Sustaining capital and sustaining leases ($M)[2]	19.1	10.0	27.6	23.4
Growth capital ($M)[2]	29.5	10.4	46.7	21.2

Operating Key Performance Indicators

New Afton Mine	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Tonnes mined per day (ore and waste)	15,358	17,249	17,259	11,395	15,104
Tonnes milled per calendar day	14,240	15,483	15,358	13,564	13,795
Gold grade milled (g/t)	0.46	0.44	0.46	0.39	0.43
Gold recovery (%)	81	80	79	79	80
Gold production (ounces)	15,494	15,955	16,362	11,994	14,088
Copper grade milled (%)	0.72	0.71	0.73	0.64	0.79
Copper recovery (%)	83	82	81	80	83
Copper production (Mlbs)	16.9	18.2	18.5	13.8	18.2
Mill availability (%)	92	98	99	96	98
Gold eq. production (ounces)[1]	48,446	51,315	52,326	39,512	50,542

- Second quarter gold eq.[1] production was 50,542 ounces (14,088 ounces of gold and 18.2 million pounds of copper). The increase compared to the prior-year period is due to higher copper production as a result of higher copper grades. For the six-month period ended June 30, 2021, gold eq.[1] production was 90,055 ounces (26,082 ounces of gold and 32 million pounds of copper), a decrease over the prior-year period due to lower grades and lower throughput.

- Operating expense and total cash costs[2] were $840 and $981 per gold eq. ounce for the quarter, an increase over the prior-year period due to planned higher costs, the strengthening of the Canadian dollar and the prior-year period benefitting from the Canadian Wage Subsidy. The strengthening of the Canadian dollar and the benefit from the Canadian Wage Subsidy increased costs by approximately $155 per gold eq. ounce in the quarter. For the six-month period ended June 30, 2021, operating expense and total cash costs[2] were $932 and $1,058 per gold eq. ounce, an increase over the prior-year period due to the strengthening of the Canadian dollar, the receipt of the Canadian Wage Subsidy in the prior-year period, as well as costs associated with the ramp up of operations following the shutdown of operations in the first quarter of 2021 due to the tragic incident.

- Sustaining capital and sustaining lease[2] payments for the quarter were $19 million, primarily related to B3 mine development and the advancement of the planned tailings dam raise. For the six-month period ended June 30, 2021, sustaining capital and sustaining lease[2] payments were $28 million.

- All-in sustaining costs[2] were $1,402 per gold eq. ounce for the quarter and $1,396 per gold eq. ounce for the six-month period ended June 30, 2021. The increases over the prior-year periods were due to higher total cash costs and sustaining capital spend.

- Growth capital[2] was $30 million for the quarter, and $47 million for the six-month period ended June 30, 2021, primarily related to C-Zone development and the thickened and amended tailings project.

- C-Zone development advanced by approximately 919 metres in the quarter and continues to advance on plan.

- The underground mine averaged 15,104 tonnes mined per day for the quarter, higher than the previous quarter, as the mine initiated a safe and secure ramp up of Lift 1, including the West Cave, East Cave and Pillar, to return to pre-incident mining rates.

- The mill averaged 13,795 tonnes per day, slightly below the prior-year period, but in-line with the plan to optimize metal recoveries while processing higher grade supergene ore. The mill processed gold grades of 0.43 grams per tonne and higher than expected copper grades of 0.79%, with gold and copper recoveries of 80% and 83%, respectively.

- There are currently two active cases of COVID-19 at the New Afton Mine. New Afton has implemented measures to mitigate and limit the spread of COVID-19 to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. For more information see: http://newgold.com/covid-19/.

- The wildfire situation in British Columbia remains active. At this time there has been no impact to operations at New Afton or to the supply chain. New Afton has an active fire management plan in place, and a number of precautionary measures have been implemented in the event the risk to our employees, contractors, communities and infrastructure increases considerably. Our priority remains the health, safety, and wellbeing of our employees, contractors and communities. We will continue to monitor the situation closely and will follow protocols and procedures established by the B.C. Ministry of Public Safety and Solicitor General.

Sustainability and ESG

New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing ESG issues facing the Company and the mining industry. As such, our ESG approach continues to prioritize the health, safety, and well-being of our people and the people in the communities in which we operate. The protection of our people is central to our success as we believe people are our greatest asset. New Gold is committed to providing training, opportunities, and progression paths for our teams, and we actively seek to ensure that we promote diversity within our teams at all levels of the organization. We have adopted an approach to execute on our sustainability strategy that aligns with ESG reporting standards.

Second Quarter 2021 Conference Call and Webcast

The Company will host a webcast and conference call today at 8:30 am Eastern Time to discuss the Company's second quarter consolidated results and 2021 operational outlook.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1479944&tp_key=e9367fef15

- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 26663480.

- A recorded playback of the conference call will be available until September 11, 2021 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 663480. An archived webcast will also be available at www.newgold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 6% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold eq. based on a ratio of $1,800 per gold ounce, $25.00 per silver ounce and $3.50 per copper pound used for 2021 guidance estimates. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q2 2021 includes production of 162,879 ounces of silver (161,472 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q2 2021 includes 18.2 million pounds of copper produced (16.9 million pounds sold) and 77,150 ounces of silver produced 67,888 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.

2. "Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations", "free cash flow" and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this press release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	**2021**	**2020**	**2021**	**2020**
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION				
Operating expenses	**95.2**	66.2	**189.1**	155.9
Gold equivalent ounces sold[1]	**104,221**	91,390	**196,039**	195,326
Operating expenses per gold equivalent ounce sold ($/ounce)	**913**	726	**964**	799
Operating expenses	**95.2**	66.2	**189.1**	155.9
Treatment and refining charges on concentrate sales	**6.7**	4.3	**10.8**	9.7
Total cash costs	**101.9**	70.5	**199.8**	165.6
Gold equivalent ounces sold[1]	**104,221**	91,390	**196,039**	195,326
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**977**	773	**1,019**	849
Sustaining capital expenditures[2]	**46.5**	38.7	**81.7**	85.0
Sustaining exploration - expensed	**0.1**	(0.2)	**0.3**	(0.2)
Sustaining leases[2]	**2.7**	2.4	**5.4**	5.2
Corporate G&A including share-based compensation	**8.2**	3.9	**12.0**	8.1
Reclamation expenses	**2.4**	1.8	**4.7**	3.6
Total all-in sustaining costs	**161.7**	117.1	**304.0**	267.4
Gold equivalent ounces sold[1]	**104,221**	91,390	**196,039**	195,326
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,551**	1,283	**1,551**	1,370

Sustaining Capital Expenditures Reconciliation Table

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
TOTAL SUSTAINING CAPITAL EXPENDITURES				
Mining interests per statement of cash flows	**79.9**	50.2	**133.8**	115.5
New Afton growth capital expenditures	**(29.5)**	(10.4)	**(46.7)**	(21.2)
Rainy River growth capital expenditures	**(3.7)**	(0.1)	**(5.0)**	(0.2)
Blackwater growth capital expenditures	**—**	(0.9)	**—**	(9.0)
Sustaining capital expenditures	**46.7**	38.8	**82.1**	85.1

Adjusted Net Earnings/(Loss)

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude the following from net earnings: Inventory write downs, Items included in "Other gains and losses" as per Note 3 of the Company's consolidated financial statements; and Certain non-recurring items. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss, loss on disposal of assets and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments.

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION				
Earnings (loss) before taxes	**(10.6)**	(53.6)	**8.4**	(76.7)
Other (gains) losses	**42.8**	56.5	**34.1**	60.4
Inventory write-down	**—**	(3.0)	**—**	—
Adjusted net earnings (loss) before taxes	**32.2**	(0.1)	**42.5**	(16.3)
Income tax (expense) recovery	**(5.2)**	8.0	**(7.4)**	2.8
Income tax adjustments	**(0.3)**	(11.2)	**—**	(7.6)
Adjusted income tax (expense) recovery	**(5.5)**	(3.2)	**(7.7)**	(4.8)
Adjusted net earnings (loss)[2]	**26.7**	(3.3)	**34.8**	(21.1)
Adjusted earnings (loss) per share (basic and diluted)[2]	**0.04**	—	**0.05**	(0.03)

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars)	**2021**	**2020**	**2021**	**2020**
CASH RECONCILIATION				
Cash generated from operations	**110.3**	52.8	**163.7**	104.1
Change in non-cash operating working capital	**(25.6)**	(1.2)	**(15.2)**	(5.4)
Cash generated from operations, before changes in non-cash operating working capital[2]	**84.7**	51.6	**148.5**	98.7

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30, 2021			
(in millions of U.S. dollars)	**Rainy River**	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**63.3**	**55.4**	**(8.4)**	**110.3**
Less Mining interest capital expenditures	**(31.4)**	**(48.5)**	**(0.1)**	**(80.0)**
Add Proceeds of sale from other assets	**0.3**	—	—	**0.3**
Less Lease payments	**(2.4)**	**(0.1)**	**(0.2)**	**(2.7)**
Less Cash settlement of non-current derivative financial liabilities	**(6.5)**	—	—	**(6.5)**
Free Cash Flow	**23.3**	**6.8**	**(8.7)**	**21.4**

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2021	**2020**	**2021**	**2020**
TOTAL AVERAGE REALIZED PRICE				
Revenue from gold sales	**121.9**	91.1	**234.3**	189.7
Treatment and refining charges on gold concentrate sales	**1.6**	1.5	**2.8**	3.3
Gross revenue from gold sales	**123.5**	92.6	**237.1**	193.0
Gold ounces sold	**68,184**	60,853	**131,723**	129,626
Total average realized price per gold ounce sold ($/ounce)[2]	**1,817**	1,516	**1,803**	1,485

For additional information with respect to the non-GAAP measures used by the Company refer to the detailed non-GAAP performance measure disclosure in the MD&A for the three months ended June 30, 2021 filed at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's plans regarding the release of its second quarter 2021 financial results and the timing and details of its conference call and webcast relating thereto; expectations regarding the second half of the year; the expected free cash flow to be generated at Rainy River as well as increase in grades through the remainder of 2021; the development of the decline towards the Intrepid underground ore zone at Rainy River and the C-Zone at New Afton; the Company's aim to find ways to optimize the performance at its operations and generate additional value for shareholders; the Company's expectations regarding production and all-in sustaining costs at New Afton and Rainy River as well as on a consolidated basis; the mining of the East Lobe and the grade expected to be mined in the East Lobe in the second half of 2021, the risks relating to the actual grade mined compared to the expected grade to be mined in the East Lobe including its risk to the company achieving its guidance at Rainy River and on a corporate level and the Company's plans to provide updated information when available; the anticipated decrease in the strip ratio at Rainy River during the second half of the year; the expected daily operating capacity of the mill in the second half of the year; the current and anticipated trajectory with respect to gold equivalent production guidance range at Rainy River and New Afton and on an annual consolidated basis; the Company's plans to optimize metal recoveries at New Afton; the Company's planned advancement of B3 production through the second half of the year; expectations regarding lower grades at New Afton during the second half of the year; the potential for additional short-term extraction opportunities at New Afton; and the Company's plans relating to its ESG approach.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) there being no significant disruptions to the Company's workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position; and (13) Artemis Gold Inc. being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater project.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company's securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold's debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due in connection with its acquisition of the Blackwater Project on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.